Exhibit 12.05

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	ended June 30,

	2010	2009

Total Interest Charges	$55,605	$59,663
Interest applicable to rentals	2,448	2,204

Total fixed charges, as defined	$58,053	$61,867

Earnings as defined:

Net Income	$70,237	$55,923
Add:
Provision for income taxes	53,090	36,878
Fixed charges as above	58,053	61,867

Total earnings, as defined	$181,380	$154,668

Ratio of earnings to fixed charges, as defined	3.12	2.50